Exhibit 21 -- Subsidiaries

Subsidiaries of the Registrant

Alliance Bank, N.A. is a wholly owned subsidiary of Alliance Financial Corporation and is a national banking association organized under the laws of the United States.

Alliance Preferred Funding Corp. is a substantially wholly owned subsidiary of Alliance Bank, N.A. and is organized under the laws of the State of Delaware.

Alliance Leasing Inc. is a wholly owned subsidiary of Alliance Bank, N.A. and is organized under the laws of the State of New York.


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